Mail Stop 4-6


								January 14, 2005



Shimon Citron
Chief Executive Officer
Zone 4 Play, Inc.
103 Foulk Road
Wilmington, DE  19803

	Re:    	Zone 4 Play, Inc.
		Amendment No. 1 to Form SB-2
		Filed on December 21, 2004
		File No. 333-120174

Dear Mr. Citron:

      We have reviewed your responses and have the following comments.
1. Update the financial statements pursuant to Rule 310(g) of Regulation S-B prior to effectiveness.
2. See prior comment 1. We are unable to locate the pro forma information required in the amended Form 8-K. Please advise.
3. See prior comment 2. We note the revisions to the selling shareholder section describing the transactions by which the selling shareholders obtained their shares. However, the description is ambiguous as to which selling shareholders participated in which transactions. Please revise to provide this specific information.
4. See prior comment 4. We note your supplemental response that Altshuler Shaham Ltd. is a licensed broker in Israel and that it purchased the shares as investment securities. Because the shares were not received by the broker-dealer as compensation, the broker must be named in the prospectus as an underwriter. Please revise accordingly.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 942-1861 or the undersigned, in her absence, at 202-942-
1818.
If you still require further assistance, you may contact Barbara
C.
Jacobs, Assistant Director, at (202) 942-1800.

								Sincerely,



      			Mark P. Shuman
      			Branch Chief - Legal


cc:  	Gregory Sichenzia, Esq.
      Sichenzia Ross Friedman Ference LLP
      1065 Avenue of the Americas
      New York, NY  10018